Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

07020619

January 18, 2007

SUPPL

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

Enclosure

PROCESSED
JAN 3 0 2007
THOMSON
FINANCIAL

1/29

**Investor AB**
A Public Company
Registration No. 556013-8298

SE-103 32 Stockholm Sweden
Visiting address
Arsenalsgatan 8c

Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com

# Year-end Report 2006

## Important events in the fourth quarter

- The net asset value increased by SEK 10 bn. in the fourth quarter and amounted to SEK 159 bn. (SEK 208 per share) on December 31, 2006.
- Additional shares were purchased in Husqvarna for SEK 114 m.
- MAN's revised bid for Scania was rejected because the offer does not reflect the value of Scania and the potential synergies of a combination.
- Five new investments were made within Investor Growth Capital. EQT III's holding in Symrise was listed on the Frankfurt Stock Exchange.

## Financial information

- The net asset value amounted to SEK 159,320 m. (SEK 208 per share) on December 31, 2006, as against SEK 133,945 m. (SEK 175 per share) at year-end 2005.
- The total return on Investor shares was 24 percent in 2006 (68), of which 10 percent was in the fourth quarter (15). The average total return has been 16 percent over the past 20 years.
- Consolidated net income (including unrealized changes in value) totaled SEK 28,486 m. for the year (SEK 37.13 per share before dilution), compared with SEK 43,858 m. in 2005 (SEK 57.15 per share before dilution).
- Core Investments had an impact of SEK 29,942 m. (39,427) on net income for the year. ABB, SEB and Atlas Copco had the greatest impact with SEK 7,730 m., SEK 7,272 m. and SEK 5,420 m., respectively. AstraZeneca, with SEK -510 m., was the only Core Investment that had a negative effect.
- Private Equity Investments had an effect of SEK 664 m. on net income for the year (6,022).
- The proposed dividend to shareholders is SEK 4.50 per share (3.50).

**INVESTOR'S KEY FIGURES**

| | | 12/31 2006 | | 12/31 2005 |
|---|---|---|---|---|
| Assets, SEK m. | | 158 904 | | 134 168 |
| Net debt/cash, SEK m. | | 416 | | -223 |
| Net asset value (equity), SEK m. | | 159 320 | | 133 945 |
| Net asset value (equity), SEK/share | | 208 | | 175 |
| ***Development during the year/quarter*** | ***1/1-12/31 2006*** | ***1/1-12/31 2005*** | ***1/10-12/31 2006*** | ***1/10-12/31 2005*** |
| Net income, SEK m. | 28 486 | 43 858 | 10 577 | 12 297 |
| Net income, SEK/share (before dilution) | 37.13 | 57.15 | 13.79 | 16.03 |


Trend of net asset value
SEK bn.

# Record earnings in our combined holdings during 2006



**2006 was an active year for Investor on the back of solid global growth and generally buoyant conditions for financial markets. More or less all of our investments showed excellent operating performance and strengthened market positions. The combined earnings within our holdings are expected to reach record levels during 2006. We ended the year with a net asset value of SEK 159 bn., up 21 percent adjusted for the dividend paid in 2006, exceeding our NAV growth objective. Among our larger holdings, the share price in ABB, SEB and Atlas Copco performed strongly, while AstraZeneca and Ericsson experienced a weaker share price development.**

### Driving value creation within Core Investments

Investor's strategy is to own and develop companies in order to generate above-market returns. We have put much focus on devising and implementing value creation plans for our Core Investments. The value creation plans involve operational improvements, growth opportunities and capital structure optimization, developed through extensive industry analysis and benchmarking. We believe that value creation plans are a good way to focus our actions as active owners and allow us to drive value creation in our investments.

Major events within our Core Investments in 2006 included the divestiture of WM-data to LogicaCMG, the split of Electrolux, which added Husqvarna as a new Core Investment, Atlas Copco's sale of its rental business, Ericsson's tender offer for Redback, Husqvarna's acquisition of Gardena and the buyout of Gambro. We continued to build our ownership position in Electrolux and Husqvarna during the year.

### Scania well positioned

During the latter part of 2006, MAN's bid for Scania has attracted significant attention. As we stated before, Scania has a long track record as the best managed and most profitable company in the European truck industry. The company has excellent growth and earnings prospects as a standalone business based on its technological leadership, strong product platform, integrated after-sales service concept and strong balance sheet, combined with strong expected market growth in Central and Eastern Europe. We do not believe that a combination with another company is a necessity but a possibility. We can see long-term industrial merits in combining Scania's and MAN's businesses, given that the execution is handled in the right way.

However, the structure of a combined entity remains crucial for creating a successful combination and achieving potential synergies. We do not believe that MAN's current, unsolicited, bid provides the foundation for identifying the right structure or reflects the value or potential of Scania. We have therefore rejected the current offer. If a solution is to be found, it has to be done in a non-hostile environment. As a significant owner with an industrial perspective, we will continue to support Scania's successful development as a standalone company, but we will naturally evaluate possible industrial partnerships and combinations in order to develop Scania further. Our guiding objective will be to strive for a structure that will strengthen Scania and also generate incremental value for all of Scania's shareholders over and above the current potential.

### High activity within Operating Investments

The buyout of Gambro was the first major transaction by the new Business Development unit formed a year ago. Gambro is now managed within our Operating Investments business area and we are implementing a number of ambitious measures aimed at increasing the value of the business. As planned, near-term performance has been negatively affected by one-time costs associated with the acquisition, the breakup of the company into three independent entities, efforts associated with resolving the import ban in the U.S, and further investments in product development and new product launches. We believe Gambro offers the potential to generate attractive returns for our shareholders.

In addition to the Gambro transaction, we have been involved in several processes to further grow Operating Investments. However, we have not completed additional acquisitions since they have not met our return expectations.

3 Scandinavia and the Grand Hôtel picked up speed during 2006 and have started 2007 from much stronger positions. Grand Hôtel completed the addition of new rooms and returned to profitability in 2006. 3 Scandinavia is lagging behind our initial investment plan but achieved our internal plan for the year with 46 percent growth in its subscriber base pared with high revenues per subscriber (ARPU).

### Solid year for Private Equity

As set out in the beginning of the year, the focus of this business has been to rebuild the portfolio, particularly within Investor Growth Capital, after all the realizations in 2004-2005. Given the relatively young portfolio within Investor Growth Capital, exit activity has been limited. Activity was high within EQT with the launch of two new funds (EQT V and Greater China II). We have substantial capital commitments in both.

**Strong financial position**

We ended the year with a net cash position. However, when considering our financial position, it is important that we take into account our commitments to EQT, our guarantee to 3's external bank financing and future funding needs. Investor continues to maintain a high level of financial flexibility as it allows us to take advantage of investment opportunities.

**Strategic focus 2007**

Investor's overall strategic priorities remain the same as before: to ensure that we have a mix of investments with attractive return potential, and to manage holdings in the best possible way, enabling them to become or remain "best-in-class".

During 2007 we will seek to grow our unlisted investments, since we believe that value creation measures, in some cases, can be implemented more easily in unlisted companies and provide Investor's shareholders with the full economic benefit of our value-creating activities.

***Core Investments***

Core Investments remain the key value driver for Investor. Encouraged by the reception of our plans in 2006, we will continue to actively develop and implement value creation agendas for our holdings in 2007. To facilitate the implementation of these measures within our investments, we must be a substantial shareholder and exercise strategic influence through solid board representation.

***Operating Investments***

We will continue to develop our existing investments. Furthermore, we intend to grow this business area over time. Given current valuation levels, we will continue to be disciplined, but we will invest when the right opportunities present themselves.

***Private Equity Investments***

We will continue to invest and rebuild the portfolio. We have two well functioning organizations in Investor Growth Capital and EQT and we would like to grow the amount invested in each unit.

**Risk-taking continues to be a hallmark for Investor**

After an eventful year, I want to express my appreciation for all the hard work and accomplishments in all our holdings which resulted in strong operating performance.

As an engaged and active owner, we encourage companies to take risks in order to strengthen their long-term competitive position. This includes investments in R&D, advancing market positions, penetrating new markets, making acquisitions and taking other strategic actions. As part of this process, it is important for boards and management teams in our holdings to increasingly have the possibility to focus on strategic actions and less on process issues. Focusing on the business and making forward-looking investments has been a hallmark for us throughout our 90-year history and it will continue to hold true for the future.

Börje Ekholm

# Development of the Group

**In 2006, Investor's net asset value increased by SEK 25 bn. from SEK 134 bn. to SEK 159 bn. During the fourth quarter, the net asset value rose by SEK 10 bn. Net income for 2006 totaled SEK 28 bn. During the year SEK 2.7 bn. in dividends was paid to shareholders. At year-end, Investor had a net cash position of SEK 0.4 bn., compared with net debt of SEK 0.2 bn. on December 31, 2005.**

**Read more on investorab.com under "Investor in Figures">>**

## Net asset value

On December 31, 2006 Investor's net asset value (equal to shareholders' equity) amounted to SEK 159,320 m. (compared with SEK 133,945 m. at year-end 2005), corresponding to SEK 208 per share (175). The net asset value increased by SEK 25,375 m. during the year (42,094). The increase in net asset value, including reinvested dividends, was 21 percent in 2006 (46), of which 7 percent was in the fourth quarter (10).

**INVESTOR'S NET ASSET VALUE (SHAREHOLDERS' EQUITY)**

| | 12/31 2006 | | 12/31 2005 | |
|---|---|---|---|---|
| | **SEK/ share** | **SEK m.** | **SEK/ share** | **SEK m.** |
| Core Investments | 176 | 135 274 | 150 | 115 419 |
| Private Equity Investments | 20 | 15 181 | 20 | 15 478 |
| Operating Investments | 8 | 5 981 | 4 | 2 522 |
| Financial Investments | 4 | 3 008 | 2 | 1 380 |
| Other assets and liabilities | -1 | -540 | -1 | -631 |
| **Total assets** | **207** | **158 904** | **175** | **134 168** |
| Net debt/cash | 1 | 416 | 0 | -223 |
| **Net asset value (shareholders' equity)** | **208** | **159 320** | **175** | **133 945** |

Total assets by sector, 12/31 2006


Other 6%
Healthcare 17%
Financial Services 18%

**INVESTOR'S BUSINESS AREA STRUCTURE**

| Business area name | Type of company/operation | Type of ownership | Valuation principle |
|---|---|---|---|
| **Core Investments** | Large publicly listed investments with a long ownership horizon | Leading minority ownership | Stock price |
| **Private Equity Investments** | Growth capital and buyouts, primarily in unlisted companies<br>Ownership horizon: ~3-7 years | Leading minority ownership. In IGC's venture capital operations and majority-owned in EQT's buyout activities | Stock price, multiple or third-party valuation |
| **Operating Investments** | Medium-size to large companies with a medium-long ownership horizon, primarily unlisted holdings | Majority ownership or with significant influence | Share of shareholders' equity |
| **Financial Investments** | Financial/non-strategic holdings/operations with a shorter ownership horizon | Minority ownership | Stock price or third-party valuation |

## Trend of earnings

Consolidated net income totaled SEK 28,486 m. (43,858), of which SEK 10,577 m. was in the fourth quarter (12,297). The result was due mainly to increases in the value of holdings in the Core Investments business area.

Core Investments impacted income for the year by SEK 29,942 m. (39,427), Private Equity Investments by SEK 664 m. (6,022), Operating Investments by SEK -1,917 m. (-1,571) and Financial Investments by SEK 258 m. (215). The corresponding figures for the fourth quarter were SEK 10,280 m. (11,135), SEK 920 m. (1,590), SEK -680 m. (-387) and SEK 168 m. (46), respectively.

**TREND OF EARNINGS, INVESTOR GROUP**

| SEK m. | 1/10-12/31 2006 | 1/1-12/31 2006 | 1/1-12/31 2005 |
|---|---|---|---|
| Change in value | 11 406 | 28 106 | 43 663 |
| Dividends | 65 | 3 171 | 2 415 |
| Operating costs[1] | -165 | -576 | -548 |
| Other income items | -729 | -2 215 | -1 672 |
| **Net income** | **10 577** | **28 486** | **43 858** |
| Dividends paid | 0 | -2 685 | -1 726 |
| Other | -198 | -426 | -38 |
| **Change in net asset value** | **10 379** | **25 375** | **42 094** |

1) Includes cost of long-term incentive programs calculated in the accounts.

See Segment Reporting, page 22, for a detailed presentation of each business area's development.

Trend of earnings, Group


SEK m
50 000
40 000
30 000
20 000
10 000
0
2005
2006
Q4 2005
Q4 2006

**TOTAL ASSETS BY SECTOR AND BUSINESS AREA ON DECEMBER 31, 2006**

| SEK m. | Engineering | Healthcare | Technology | Financial Services | Other | Total |
|---|---|---|---|---|---|---|
| **Core Investments** | 61 060 | 18 959 | 26 895 | 28 360 | | **135 274** |
| **Private Equity Investments** | 1 625 | 4 337 | 4 746 | 30 | 4 443 | **15 181** |
| **Operating Investments** | - | 3 476 | 668 | - | 1 837 | **5 981** |
| **Financial Investments and Other** | - | - | - | - | 2 468 | **2 468** |
| **Total** | **62 685** | **26 772** | **32 309** | **28 390** | **8 748** | **158 904** |

**The business area had an impact of SEK 30 bn. on income in 2006, of which SEK 10 bn. was in the fourth quarter. During the year, all Core Investments, except AstraZeneca, had a positive effect on the net asset value. In the fourth quarter, Investor acquired additional shares in Husqvarna for SEK 114 m. MAN's revised bid for Scania was rejected.**

Read more on investorab.com under "Our Investments" >>

Although year-end financial statements have not yet been presented, 2006 will probably be the most profit-rich year to date for Investor's Core Investments. Their positive performance was attributable mainly to strong global demand combined with streamlined operations, advanced positions in product development, and new product launches.

The total return for the Core Investments business area was 26 percent in 2006. Two of Investor's largest holdings, Ericsson and AstraZeneca, performed below the general stock market index, substantially impacting portfolio performance.

MAN's hostile bid for Scania was rejected by Investor in the third quarter, as well as the revised bid made in the beginning of the fourth quarter. In Investor's opinion, the bid does not reflect the value of Scania and the potential synergies of a possible combination. During January 2007, Scania's other major shareholder, Volkswagen AG, informed the market that they had rejected the current offer as well. The bidding period expires on January 31, 2007.

## Purchases and sales

In the fourth quarter, share purchases included 2,500,000
C-shares in SEB for SEK 515 m., 820,000 A-shares in Scania for SEK 431 m. and 1,250,400 B-shares in Husqvarna for SEK 114 m.

During the quarter, share sales included 2,500,000 A-shares in SEB for SEK 521 m., 490,893 B-shares in Scania for SEK 241 m. and 12,200 A-shares in Husqvarna for SEK 1 m.

Shares in core investments were purchased for SEK 3,125 m. for the full year 2006 (1,157). Shares were sold for a total of SEK 10,530 m. (10,570). Realized gains on the sales, calculated on the basis of historical acquisition costs, totaled SEK 7,199 m.

### Events occurring earlier in the year

WM-data was sold to LogicaCMG for SEK 1,936 m. Part of the purchase price was paid for in LogicaCMG shares, which are reported under Financial Investments.

Net share purchases were made in Electrolux, both before and after the spin-off of Husqvarna, for SEK 1,860 m. Net share purchases were made in Husqvarna for SEK 92 m.
B-shares were acquired in Scania for SEK 61 m.

In the second quarter, Indap AB (in which Investor owns 49% and EQT 51%) acquired Gambro. Investor received SEK 7.8 bn. for its shares in Gambro. As of the third quarter of 2006, the holding in Gambro is being reported in the Operating Investments business area.

## Dividends

Dividends from Core Investments totaled SEK 2,852 m. in 2006 (2,163), of which SEK 38 m. was received from OMX in the fourth quarter.

## Earnings for the period

Core Investments had an effect of SEK 29,942 m. on income for the year (39,427), of which SEK 10,280 m. was in the fourth quarter (11,135). All Core Investments, except AstraZeneca, had a positive impact on income during the year. ABB, SEB, Atlas Copco and Scania had the greatest impact with SEK 7,730 m., SEK 7,272 m., SEK 5,420 m. and SEK 4,738 m., respectively. AstraZeneca, with SEK -510 m., was the only Core Investment that had a negative effect.

**TREND OF EARNINGS, CORE INVESTMENTS**

| SEK m. | 1/10-12/31 2006 | 1/1-12/31 2006 | 1/1-12/31 2005 |
|---|---|---|---|
| Change in value | 10 285 | 27 260 | 37 424 |
| Dividends | 38 | 2 852 | 2 163 |
| Operating costs | -43 | -170 | -160 |
| **Effect on income** | **10 280** | **29 942** | **39 427** |

Impact of Core Investments on income, 1/1-12/31 2006


Atlas Copco
5 420
4 738
951
656
OMX
Costs
-1 000

Trend of earnings, Core Investments


40 000
30 000
25 000
20 000
15 000
10 000
5 000
2006

**OVERVIEW OF CORE INVESTMENTS**

| | Number of shares[1] 12/31 2006 | Ownership: Capital[2] (%) 12/31 2006 | Ownership: Votes[2] (%) 12/31 2006 | Share of total assets (%) 12/31 2006 | Market value SEK/share 12/31 2006 | Market value, SEK m. 12/31 2006 | Net purchases (+)/sales(-) SEK m. 2006 | Total return[3] 2006 (%) | Market value, SEK m. 12/31 2005 |
|---|---|---|---|---|---|---|---|---|---|
| ***Engineering*** | | | | | | | | | |
| Atlas Copco | 94 364 913 | 15.0 | 21.1 | 13 | 28 | 21 691 | | +32 | 16 672 |
| ABB | 166 330 142 | 7.6[4] | 7.6[4] | 13 | 26 | 20 375 | | +61 | 12 766 |
| Scania | 22 006 757 | 11.0 | 20.0 | 7 | 14 | 10 783 | +251 | +75 | 6 116 |
| Electrolux | 34 365 071 | 11.1 | 27.6 | 3 | 6 | 4 699 | +1 860[5] | +45 | 4 892[6] |
| Husqvarna | 32 827 071 | 11.1 | 29.2 | 2 | 5 | 3 512 | +205 | +35 | |
| | | | | **38** | **79** | **61 060** | | | **40 446** |
| ***Technology*** | | | | | | | | | |
| Ericsson | 810 393 516 | 5.0 | 19.4 | 14 | 29 | 22 356 | | +3 | 22 094 |
| Saab AB | 21 611 925 | 19.8 | 38.0 | 3 | 6 | 4 539 | | +26 | 3 674 |
| WM-data | - | - | - | - | - | - | -1 936 | +10 | 1 778 |
| | | | | **17** | **35** | **26 895** | | | **27 546** |
| ***Financial Services*** | | | | | | | | | |
| SEB | 123 027 895 | 17.9 | 18.2 | 17 | 35 | 26 735 | -6 | +36 | 20 053 |
| OMX | 12 950 507 | 10.7 | 10.7 | 1 | 2 | 1 625 | | +22 | 1 418 |
| | | | | **18** | **37** | **28 360** | | | **21 471** |
| ***Healthcare*** | | | | | | | | | |
| AstraZeneca | 51 587 810 | 3.4[7] | 3.4[7] | 12 | 25 | 18 959 | | -3 | 20 016 |
| Gambro | - | - | - | - | - | - | -7 779 | +33 | 5 940 |
| | | | | **12** | **25** | **18 959** | | | **25 956** |
| **Total** | | | | **85** | **176** | **135 274** | **-7 405** | | **115 419** |

1) Holdings, including any shares on loan.
2) Calculated in accordance with the disclosure regulations of the Swedish Industry and Stock Exchange Committee (NBK), unless specified otherwise.
3) Most actively traded class of share, with the exception of Atlas Copco. Figures for Husqvarna as of June 13, 2006. Figures for Gambro up to June 5, 2006. Figures for WM-data up to October 11, 2006.
4) Calculated in accordance with Swiss disclosure regulations.
5) Of which SEK 1,483 m. refers to investments made in the company before the spin-off of Husqvarna.
6) Refers to Electrolux, including Outdoor Products, which was listed on June 13, 2006 and renamed Husqvarna.
7) Calculated in accordance with British disclosure regulations.

**The underlying operations of the two largest companies in the business area, Gambro and 3 Scandinavia, followed plan. During the year, the Operating Investments business area had an impact of SEK -1.9 bn. on Investor's income for the year, of which SEK -0.7 bn. was in the fourth quarter.**

**Read more on investorab.com under "Our Investments">>**

## Earnings for the period

Operating Investments had an effect of SEK -1,917 m. on income for the year (-1,571), of which SEK -680 m. was in the fourth quarter. Of the result for 2006, SEK -1,242 m. was attributable to 3 Scandinavia and SEK -630 m. to Indap/Gambro.

The absolute majority of Indap/Gambro's impact of SEK -469 m. in the fourth quarter consisted of a one-time cost related to inventory resulting from the distribution of the surplus value made in conjunction with the acquisition of Gambro. In addition, Indap/Gambro's negative effect was due to planned one-time costs for the acquisition and subsequent split of the company, increased investments in marketing and product development, higher interest expenses and additional costs related to the import ban in the United States.

Effective this report, figures for 3 are being reported with one month's delay, instead of three months, which resulted in a one-time effect of SEK -235 m. on Investor's net asset value.

## Net asset value

**OPERATING INVESTMENTS**

| | | 12/31 2006 | | 12/31 2005 | |
|---|---|---|---|---|---|
| | Ownership | SEK/ share | SEK m. | SEK/ share | SEK m. |
| Indap/Gambro | 49%[1] | 5 | 3 476[2] | - | - |
| The Grand Group | 100% | 2 | 1 477 | 2 | 1 505 |
| 3 Scandinavia | 40% | 1 | 668 | 1 | 608 |
| Land and real estate | 100 % | 0 | 302 | 1 | 310 |
| Other[4] | - | 0 | 58 | 0 | 99 |
| **Total** | - | **8** | **5 981** | **4** | **2 522** |

1) In addition, Investor indirectly owns about 9 percent of Indap/Gambro through its ownership in EQT IV.
2) Refers to Investor's share of Indap/Gambro's equity on November 30, 2006. The amount includes the accumulated acquisition value, as well as income and equity items for the period.
3) Refers to Investor's share of 3's equity on November 30, 2006 after adjustments in the Investor Group and Investor's shareholder loans to 3 totaling SEK 437 m. (145). Due to a change in reporting period, the net asset value for 2005 was adjusted down by SEK 235 m.
4) Refers to Novare and the advisory companies in Private Equity.

## Indap/Gambro

**Read more on the Web: www.gambro.com >>**

Gambro Holding AB (previously Indap AB) is jointly owned indirectly by Investor (49%) and EQT IV (51%), which in turn owns Gambro AB. Gambro Holding is primarily debt-financed.

Gambro has continued to implement vigorous measures to increase its future value. The measures, which, as planned, will have one-time negative effects on income in the short term, involve dividing up operations into three separate companies, adapting the head office, and putting in extra resources to resolve the import ban situation in the U.S. Costs related to the buyout have also had a negative impact on Gambro's short-term results.

### Gambro Renal Products
**www.gambro.com**

The Renal Products business developed as planned in terms of sales, EBITDA and cash flow before one-time costs. The import ban on dialysis machines in the U.S. continues to be the most prioritized issue and considerable resources are being engaged to resolve it. The import ban in the U.S. will also have a negative impact on results in 2007. Construction of the new filter plant in Alabama, in the U.S., shifted into a more intense phase in the fourth quarter and will continue during most of 2007. Operations in Europe continued to develop favorably and increased sales volumes partially countered the effects of the import ban in the U.S. On December 1, 2006, Thomas Glanzmann took over as CEO and several new members were added to the management group.

### Gambro BCT
**www.gambrobct.com**

The blood component technology company Gambro BCT continued to perform strongly in the fourth quarter, surpassing its targets for 2006. Sales of the new Atreus whole blood processing system were launched in Portugal and Spain with promising results.

### Gambro Healthcare
**www.gambrohealthcare.com**

Gambro Healthcare's clinical business is developing well and the result for 2006, excluding extraordinary items, followed plan. During the year, the number of clinics was expanded by 15.

## 3 Scandinavia

Read more on the Web: www.tre.se >>

On December 31, 2006, 3 Scandinavia had 671,000 subscribers in Sweden and Denmark, a net increase of 210,000 during the year. Subscriber growth was 46 percent in 2006.

Average revenue per user (ARPU) continued to increase during the year and was SEK 404 on December 31, 2006. The percentage of non-voice ARPU continued to rise and is now 23 percent.

**Key Figures, 3 Scandinavia**

| | 12/31 2006 | 9/30 2006 | 12/31 2005 |
|---|---|---|---|
| Subscribers | 671 000 | 614 000 | 461 000 |
| ARPU (SEK)[1] | 404 | 392 | 383 |
| Non-voice ARPU (%) | 23 | 21 | 16 |
| Postpaid/prepaid ratio | 88/12 | 84/16 | 78/22 |

1) Average monthly revenue per user (ARPU), based on the average over the past 12 months.

In the fourth quarter, 3 launched its 3 Turbo-3G service (HSPA), which provides mobile broadband transmission speeds up to 3.6 Mbps. By year-end, the network was built out with Turbo-3G in Stockholm. More than half of the Swedish population will have access to Turbo-3G mobile broadband by this summer.

During the year, Investor provided SEK 1,356 m. in financing to 3, of which SEK 385 m. was in the fourth quarter. As of December 31, 2006, Investor has financed 3 for a total of SEK 4,322 m.

The forecast remains that 3 Scandinavia will reach breakeven (EBITDA after deducting all customer acquisition and retention costs) on a monthly basis by 2008 at the latest.

**Effect on value, 3 Scandinavia**

| 12/31 2006 | SEK m. |
|---|---|
| Total investment | 4 322[1] |
| Effect on value up to 2005 | -2 358[2] |
| Effect on value in 2006 | -1 296[3] |
| **Closing value of 3** | **668** |

1) Of which SEK 437 m. refers to shareholders' loans. In addition, Investor has provided loan guarantees to 3 totaling SEK 4.2 bn.
2) Due to a change in reporting period, the net asset value for 2005 was adjusted down by SEK 235 m.
3) Consists of the effect on income, SEK -1,242 m., and equity items, SEK -54 m.

## The Grand Group

Read more on the Web: www.grandhotel.se >>

Profitability of The Grand Group strengthened during 2006 as a result of strong demand in combination with major investments made over the past few years. The rebuilding of Burmanska palatset was finished, increasing the Grand Hôtel's capacity by 75 new rooms. The new Cadier Bar was also successfully launched.

The operating result of The Grand Group was SEK 26 m. in 2006 (-5), of which SEK -2 m. was in the fourth quarter (-16).

## Novare Human Capital

Read more on the Web: www.novare.se >>

Novare noted a strong fourth quarter as a result of high demand for recruitment services, among other business.

In the first quarter of 2007, Novare will start a new company, Novare Executive Compensation, whose business concept will be to help companies develop well-designed and competitive short-term and long-term compensation programs.

During the year, Investor sold 50 percent of Novare to the company's management.

Novare had an effect of SEK 2 m. on Investor's income in 2006 (1).

### COMPANIES IN THE OPERATING INVESTMENTS BUSINESS AREA

In the Operating Investments business area, Investor normally has a controlling interest or large ownership stake and significant influence in the underlying investment. Consequently, Investor applies the equity method of accounting for holdings that are classified as associated companies. Holdings classified as subsidiaries are fully consolidated. Below is a table of selective key figures, before adjustments in the Investor Group, for the companies included in the Operating Investments business area. Figures for Gambro and 3 Scandinavia are reported with one month's delay.

**Key figures for Operating Investments (companies' entire operations), 1/1 2006-12/31 2006**

| SEK m. | Net sales | Operating result[1] | Total assets |
|---|---|---|---|
| Gambro (not Indap)[2] | 15 637 | 1 087 | 19 207 |
| 3 Scandinavia[2] | 3 142 | -2 484 | 14 173 |
| The Grand Group | 324 | 26 | 1 529 |
| Novare Human Capital | 39 | 5 | 44 |
| Other[3] | 399 | 49 | 1 617 |

1) Defined as income before financial items and tax.
2) Refers to the period December 1, 2005 to November 30, 2006.
3) Refers to the advisory companies in Private Equity and real estate operations.

# Private Equity Investments

**In 2006, the Private Equity Investments business area had a total impact of SEK 664 m. on Investor's income, of which SEK 920 m. was in the fourth quarter. The result for Private Equity Investments was attributable mainly to EQT's strong performance. The underlying value creation in Investor Growth Capital was positive during the year, although the value of holdings, calculated in Swedish kronor, was negatively affected by the weakening of the U.S. dollar.**

**Read more on the Web under "Our Investments" >>**

## Purchases and sales

A total of SEK 4,490 m. was invested during 2006 (4,580), of which SEK 1,072 m. was in the fourth quarter (515). The majority of the investments in 2006 were made within EQT. Of the investments made for the year, SEK 3,626 m. comprised new investments (3,596) and SEK 864 m. consisted of follow-on investments (984).

Holdings were sold for SEK 5,630 m. in 2006 (9,268), of which SEK 1,797 m. was in the fourth quarter (1,003).

Realized capital gains on divestments in 2006, calculated on the basis of historical acquisition values, totaled SEK 1,758 m. (4,706), of which SEK 555 m. was in the fourth quarter (-126).

**PURCHASES AND SALES, PRIVATE EQUITY INVESTMENTS**

| | 1/1 2006 - 12/31 2006 | |
|---|---|---|
| **SEK m.** | **Purchases** | **Sales** |
| EQT | 2 843 | 4 320 |
| Investor Growth Capital | 1 647 | 1 310 |
| **Total** | **4 490** | **5 630** |

## Earnings for the period

The net result for 2006 was SEK 664 m. (6,022), of which SEK 920 m. was in the fourth quarter (1,590). The strong fourth-quarter result was attributable primarily to the divestment of Plantasjen and the listing of Symrise within EQT, and to unrealized value increases within both Investor Growth Capital and EQT.

As reported earlier, Investor Growth Capital's portfolio is in a rebuilding phase after a number of years of major divestments. In the beginning of the ownership period for a holding, only minor adjustments are made to its value which, in addition to currency effects, explains the limited change in value during 2006.

Resultatutveckling,
Private Equity-investeringar


4 000
3 000
1 000
0

TREND OF EARNINGS, PRIVATE EQUITY INVESTMENTS

| SEK m. | 1/10-12/31 2006 | 1/1-12/31 2006 | 1/1-12/31 2005 |
|---|---|---|---|
| Change in value (incl. dividends) | | | |
| EQT | 749 | 1 276 | 5 296 |
| Investor Growth Capital | 222 | -408 | 945 |
| Operating costs | -51 | -204 | -219 |
| **Effect on income** | **920** | **664** | **6 022** |

During the period January 1, 1998 to December 31, 2006, the Private Equity Investments business area had an impact of SEK 9.6 bn. on income.

During this period the average annualized return on realized investments met the targeted return requirement of 20 percent.

## Net asset value

The net asset value of the Private Equity Investments business area declined since new investments and add-ons exceeded divestments.

**PRIVATE EQUITY INVESTMENTS BY UNIT**

| | 12/31 2006 | | 12/31 2005 | |
|---|---|---|---|---|
| | SEK/ share | SEK m. | SEK/ share | SEK m. |
| EQT | 12 | 8 872 | 12 | 9 106 |
| Investor Growth Capital | 8 | 6 309 | 8 | 6 372 |
| **Total** | **20** | **15 181** | **20** | **15 478** |

Private Equity Investments by geography


Asia 9%
Northern Europe 67%
United States 24%

Private Equity Investments by development stage


20
40
60
80
2003
2004
2005
2006

**NEW INVESTMENTS WITHIN PRIVATE EQUITY IN 2006**

**Investor Growth Capital**

| *Company* | *Operations* | *Country* |
|---|---|---|
| | **IT/Technology** | |
| Atrenta | EDA software tools for the semiconductor industry | U.S.A. |
| Azaire Networks | Hybrid network product technology | U.S.A. |
| Cambio | Healthcare administration software systems | Sweden |
| China Data Group | Business process outsourcing solutions for the financial sector | China |
| CDP Group | Payroll and benefits outsourcing services for HR companies | China |
| Dataplace | Internet-based corporate credit information services | Japan |
| Eastpro | Software for financial services | China |
| ePAC | Printing technology | U.S.A. |
| GolferPASS | Online services for golfers | China |
| Venda | Purchasing transaction and management software for mid-size retailers | U.S.A |
| | **Healthcare** | |
| Atlas Antibodies | Novel antibodies for research | Sweden |
| Galil Medical | Innovative cryotherapy platform for the treatment of cancer | U.S.A. |
| Kai Pharma | New drug development based on PKC enzymes | U.S.A. |
| Morphotek | Antibody drugs for cancer treatment | U.S.A. |
| Neoventa | Monitoring/management tools for improved prenatal infant care | Sweden |
| Rosedale Medical | Glucose monitoring system for diabetes | U.S.A. |
| SciBase | Electronic biopsy method to detect skin cancer | Sweden |

**EQT's Funds**

| *Company* | *Operations* | *Country* |
|---|---|---|
| Bodilsen | Manufacturer of flat-pack furniture | Denmark |
| Five Seasons | Sports apparel | Sweden |
| Gambro | Dialysis products | Sweden |
| Kabel BW | Triple play services | Germany |
| Melka Tenson | Men's apparel and sports clothing | Sweden |
| MTU | Heavy-duty diesel engines | Germany |
| Munksjö | Specialty paper products | Sweden |
| Pfaff-Silberblau | Products for lifting heavy loads | Germany |
| SSP | Food and beverage services | Sweden |

**INVESTOR'S PRIVATE EQUITY INVESTMENTS**

Private equity investments have been made since Investor was established in 1916 but were given their current modern shape and structure in the mid-1990s. The private equity activities generate high returns when exits are implemented, allow for increased diversification of the portfolio, synergies with the core investments and the possibility to discover important new technologies and new business trends early.

Investor conducts two different types of private equity investments: buyouts and venture capital. Buyout activities are conducted through EQT's funds, which are partly owned by Investor. Venture capital activities are conducted by Investor Growth Capital, a wholly owned subsidiary. EQT, partly owned by Investor, has 11 funds focused on companies in Northern Europe and Greater China. Investor Growth Capital is active in the United States, Northern Europe and Asia.

Investments in private equity, which involve more risk by their nature, are made with the objective of realizing an average annualized return (IRR) of 20 percent.

## Investor Growth Capital

**Read more on the Web: www.investorgrowthcapital.com>>**

The venture capital industry ended the year with a very strong fourth quarter in all aspects of its business such as fund raising, new investments and exits. The fourth quarter stock market rally allowed for a sharp pick-up of venture-backed IPOs.

### Events occurring in the fourth quarter

New investments were made in CDG, Galil Medical, GolferPASS, Morphotek and Venda.

CDG (China) provides one-stop business process outsourcing solutions to customers in the banking, finance and insurance industries.

Galil Medical (United States) is a medical device company that develops, manufactures and markets an innovative cryotherapy platform incorporating powerful freezing technology and revolutionary needle as a minimally invasive alternative to surgery.

Morphotek (United States) is a biopharmaceutical company focused on the discovery and development of monoclonal antibody drugs for the treatment of cancer, inflammatory and infectious diseases.

Venda is an American-British software company providing full-service online purchasing and transaction management software for mid-sized retailers in the United States and United Kingdom.

GolferPASS is a Beijing-based provider of online golf services for golfers throughout China.

Follow-on investments were made in China Cache, Åmic and Greenway Medical, among other companies.

The holding in Stepstone was sold. The holding in LifeCell was partially divested.

### Events occurring earlier in the year

New investments were made in Atlas Antibodies, Atrenta, Azaire Networks, Cambio, Dataplace, CDP Group, Eastpro, ePAC, Kai Pharmaceuticals, Neoventa, Rosedale Medical and SciBase.

Holdings in CSMC, Invesmart, IP Infusion, Sandburst, Startupfactory, Umetrics and Unicru were sold. The holding in Kyphon was partially divested.

Add-on investments were made in Aerocrine, Cameron Health, Digital Check, Greenway Medical, Navini Networks, Neuronetics, NeuroNova and Solstice Neurosciences, among other holdings.

Sector exposure, Investor Growth Capital, 12/31 2006



**INVESTOR GROWTH CAPITAL – 10 LARGEST LISTED HOLDINGS[1]**

| | Sector | Ownership (%) | Share price performance 2006 (%) | Market value[2] (SEK m.) 12/31 2006 | Market value[2] (SEK m.) 12/31 2005 |
|---|---|---|---|---|---|
| ISTA | H | 11 | 12 | 146 | 150 |
| Biotage | H | 10[5] | 10 | 101 | 92 |
| Amkor | T | 1 | 67 | 81 | 56 |
| Santarus | H | 3 | 44 | 76 | 60 |
| Kyphon | H | 0 | -1 | 50 | 153 |
| United Pacific | T | 13 | 22 | 15 | 15 |
| Nilörn | O | 13[5] | -22 | 12 | 16 |
| Dataplace | T | 10 | -8[3] | 11 | - |
| Epix[4] | H | 1 | 66[4] | 8 | - |
| LifeCell | H | 0 | 26 | 8 | 60 |
| Other, listed | | - | - | 10 | 55 |
| **Total, listed** | | | | **518** | **657** |

1) Purchases and sales were made in certain holdings during the period.
2) The market value is affected by currency effects.
3) Share price performance since July 26, 2006.
4) The holding in Predix was transferred to Epix after a merger in the summer of 2006. Share price performance refers to the period following the merger on August 16, 2006.
5) Calculated in accordance with the disclosure regulations of the Swedish Industry and Stock Exchange Committee (NBK).

## EQT

**Read more on the Web: www.eqt.se >>**

The buyout-market continued to be strong in Europe during the year, with fund raising and business activity remaining on a high level.

### Events occurring in the fourth quarter

Symrise (EQT III) was listed on the Frankfurt Stock Exchange. Approximately half of the holding was sold in conjunction with the listing.

An agreement was reached to sell Plantasjen (EQT III) during the fourth quarter.

In the fourth quarter, EQT Opportunity acquired Bodilsen and Pfaff-Silberblau, and signed an agreement to purchase Melka Tenson and Five Seasons.

Investor has committed to invest EUR 500 m. in the new EQT V fund. The fund has received capital commitments totaling EUR 4.25 bn. EQT V will have the same strategy and focus as EQT IV.

Investor has committed to invest USD 200 m. in the EQT Greater China II fund. The fund has received capital commitments totaling USD 545 m.

### Events occurring earlier in the year

EQT IV acquired Gambro together with Investor.

EQT IV purchased the German company Kabel BW (partly owned with EQT V)) and finalized the acquisition of MTU.

The final cash proceeds were received from EQT III's sale of ComHem.

EQT II sold part of its holding in Salcomp in connection with the company's listing. EQT II divested Tradex and Findus.

EQT Asia (previously reported as Investor Capital Partners – Asia Fund) completed the divestment of Memorex.

**Overview of EQT's funds**

| SEK m. | Investor's share of fund | Total capital commitments | Investor's share of capital commitments | Investor's share of invested capital[1] | Market value of Investor's remaining holdings | Holdings[2] |
|---|---|---|---|---|---|---|
| EQT I* | 18% | 3 260 | 587 | 503 | 118 | Duni |
| EQT II* | 18% | 6 193 | 1 103 | 972 | 330 | Hemocue, Salcomp |
| EQT III* | 32% | 18 097 | 5 801 | 5 044 | 3 764 | Aleris, Carl Zeiss, Duni, Finn-Power, ISS, Leybold, Munksjö, Plantasjen, Symrise, VTI Technologies |
| EQT IV* | 19% | 22 621 | 4 219 | 3 581 | 3 541 | Brandtex, Gambro[4], ISS, Kabel BW, MTU, Sanitec, SSP |
| EQT V | 12% | 38 456 | 4 592 | 210 | 196 | Kabel BW |
| EQT Opportunity | 26% | 3 363 | 860 | 62 | 40 | Bodilsen, Pfaff-Silberblau |
| EQT Denmark* | 18% | 1 234 | 217 | 175 | 169 | Contex, Nederman |
| EQT Finland* | 32% | 595 | 188 | 117 | 2 | - |
| EQT Mezzanine | 17% | 1 673 | 276 | 181 | 111 | N/A |
| EQT Asia* | 62% | 2 241 | 1 379 | 991 | 601 | Global Beauty |
| EQT Greater China II | 37% | 3 747 | 1 378 | 16 | - | - |
| **Total[3]** | - | **101 480** | **20 600** | **11 852** | **8 872** | |

* Fully invested

1) Also includes capital invested in holdings that have already been sold.

2) Holdings can be jointly owned by two EQT funds.

3) The following rates were used to translate to SEK: DKK = 1.21 (EQT Denmark), EUR = 9.05 (EQT Finland, EQT III, IV, EQT Mezzanine, EQT Opportunity), USD = 6.88 (EQT Asia, EQT Greater China II).

4) Gambro is valued in the same way as Investor's share of the company in Operating Investments.

# Financial Investments

**The Financial Investments business area mainly comprises Investor's active portfolio management activities, shares in LogicaCMG (received as partial payment in connection with the sale of WM-data), and the Rational Asset Management hedge fund (RAM). The business area had an effect of SEK 258 m. on income for the year, of which the absolute majority was attributable to the very strong performance of Investor's active portfolio management activities.**

**Read more on investorab.com under "Our Investments">>**

## Earnings for the period

Financial Investments had an effect of SEK 258 m. on income for the year (215), of which SEK 168 m. was in the fourth quarter (46).

## Net asset value

**FINANCIAL INVESTMENTS**

| | 12/31 2006 | | 12/31 2005 | |
|---|---|---|---|---|
| | **SEK/ share** | **SEK m.** | **SEK/ share** | **SEK m.** |
| Active portfolio management | 2 | 1 257 | 1 | 644 |
| Fund investments | 1 | 786 | 1 | 681 |
| Other[*] | 1 | 965 | 0 | 55 |
| **Total** | **4** | **3 008** | **2** | **1 380** |

[*] Including the holding in LogicaCMG

## Active portfolio management

Investor's active portfolio management activities generated net operating income of SEK 205 m. for the year (102).

On December 31, 2006, active portfolio management activities had a long net position amounting to SEK 1,257 m.

## Fund investments

The hedge fund Rational Asset Management (RAM) developed positively during the fourth quarter. The fund noted a total increase of 15 percent for the full year 2006.

## Other

The sale of WM-data to LogicaCMG was partially paid for in LogicaCMG shares. In the fourth quarter, 25,032,084 of these shares were sold for SEK 588 m. In accordance with an agreement, the remaining 41,720,141 shares in LogicaCMG are locked up until the fall of 2007.

## Consolidated net debt/cash

Consolidated net cash totaled SEK 416 m. on December 31, 2006, as against net debt of SEK 223 m. at year-end 2005.

Net financial items for the year totaled SEK -20 m. (1). Net financial items include interest income of SEK 404 m. (464) and interest expenses totaling SEK -936 m. (-958). Interest expenses include a one-time effect of SEK -170 m. related to repurchases of public bonds. The remaining portion consists mainly of revaluations of loans, swaps and hedges for employee stock option and share programs.

Investor had a marginal net cash position at year-end 2006, compared to leverage (net debt as a percentage of total assets) of 0.2 percent on December 31, 2005.

Consolidated net debt



2004
2005
2006


Cash, bank balances and short-term investments amounted to SEK 18,653 m. on December 31, 2006, as against SEK 23,111 m. at year-end 2005. The Group's borrowings amounted to SEK 18,299 m. at year-end 2006, as against SEK 24,553 m. on December 31, 2005.

Investor restructured its debt portfolio during the first half of 2006. Selected loans totaling EUR 500 m. were repaid in advance of their maturity dates in 2008 and 2010. Investor also issued a new ten-year bond in a corresponding amount. The purpose of the transaction was to extend the maturity profile of the debt portfolio on advantageous market terms. The average maturity of existing loans is 8.7 years (6.4).

During 2007-2009, outstanding loans in the nominal amount of SEK 1,997 m. will be due.

### Credit rating

In the fourth quarter, S&P changed its outlook for Investor from negative to stable and affirmed Investor's AA- long-term credit rating.

In the fourth quarter, Moody's reaffirmed Investor's A2 long-term rating and maintains a positive outlook.

### Financial position

Investor's strategy is to maintain high financial flexibility to allow the company to act on business opportunities whenever they arise. In line with this, the company strives to have a strong balance sheet. The ceiling for Investor's leverage (net debt as a percentage of total assets) has been set at a maximum of 20-25 percent, which may only be exceeded on a short-term basis. Furthermore, in view of the present tax situation and portfolio, there are no tax advantages for the parent, Investor AB, in using high leverage.

## Consolidated costs

Consolidated costs totaled SEK 521 m. in 2006 (475). Of these costs, SEK 204 m. (219) was attributable to the Private Equity Investments business area, which has a business model that involves a higher share of administrative costs than Investor's other business areas.

During the year, the Operating Investments business area was established in which the Gambro transaction was executed. In addition, a number of other investment opportunities were analyzed. As a result of the increased level of business activity, Investor incurred higher costs in 2006.

The calculation of commitments within the framework for employee stock option programs and share programs resulted in additional costs of SEK 55 m. in 2006 (73). Since the programs are hedged, there is a corresponding positive effect of the hedging in net financial items. The purpose of the hedging is to minimize costs for the programs that arise in connection with increases in Investor's share price.

## Share capital

Investor's share capital amounted to SEK 4,795 m. on December 31, 2006 (SEK 4,795 m. at year-end 2005).

**STRUCTURE OF SHARE CAPITAL**

| Class of share | Number of shares | Number of votes | % of capital | % of votes |
|---|---|---|---|---|
| A 1 vote | 311 690 844 | 311 690 844 | 40.6 | 87.2 |
| B 1/10 vote | 455 484 186 | 45 548 418 | 59.4 | 12.8 |
| **Total** | **767 175 030** | **357 239 262** | **100.0** | **100.0** |

### Repurchase of own shares

In accordance with a decision made by the 2006 Annual General Meeting, 700,000 B-shares were repurchased for SEK 89 m. in the second quarter to hedge Investor's long-term variable compensation program. The buyback does not affect Investor's share capital but will have a positive impact on earnings per share and equity per share.

## Investor shares

**Read more on investorab.com under "Investors & Media">>**

The total return (sum of share price changes and reinvested dividends) was 24 percent in 2006 (68), of which 10 percent was in the fourth quarter (15).

The average annualized total return on Investor shares has been 12.4 percent over the past ten-year period. The corresponding figure for the past 20-year period is 15.7 percent.


Average total return
%
30
20
10
0
Q4
1 year
5 years
10 years
20 years

The price of the Investor B-share was SEK 168 on December 31, 2006, which was a record for Investor shares. The price of the Investor B-share was SEK 139 on December 31, 2005.

## Other

### Events occurring after year-end

On January 10, 2007, it was announced that Petra Hedengran will join Investor in April 2007 as Head of Corporate Governance and Compliance. She will also be a member of Investor's Management Group.

### Proposed dividend

The Board of Directors and the President propose a dividend to shareholders of SEK 4.50 per share for fiscal 2006 (3.50).

### Repurchase of own shares

As in the past seven years, Investor's Board of Directors has decided to propose to the 2007 Annual General Meeting that it should extend the authorization of the board to decide on the repurchase of the company's shares. Under such mandate, the board would be given the opportunity until the next Annual General Meeting – provided they deem this appropriate – to decide on the repurchase of the company's shares. In accordance with current legislation, repurchases can amount up to 10 percent of the total shares outstanding in Investor. Any repurchases may be effected over the stock exchange or through offerings to shareholders. It is also proposed that the board's mandate include the possibility to transfer repurchased shares. See also "Long-term variable compensation program" below.

### Annual General Meeting

The Annual General Meeting of Investor AB will be held at 3.00 p.m. on Tuesday, March 27, 2007, at the City Conference Centre in Stockholm. Investor's audited Annual Report in Swedish will be made available at the company's headquarters, at Arsenalsgatan 8C in Stockholm, as of March 13, 2007.

Notification of participation in the Annual General Meeting can be given starting Monday, February 5, 2007 until 1.00 p.m. CET, Wednesday, March 21, 2007. Notification can be given on Investor AB's website, (www.investorab.com), by completing and mailing the invitation, or by phoning +46 8 611 2910.

Information about the Annual General Meeting is also available on Investor AB's website, www.investorab.com.

### Long-term variable compensation program

As in the previous year, the Board of Directors will propose a long-term variable compensation program for Investor's employees at the 2007 Annual General Meeting. The program will have, in principle, the same terms as the program for 2006. It is proposed that the long-term variable compensation program be hedged as before through the repurchase of the company's shares, or through total return swaps. The board's final proposal will be announced in the Notice of the 2007 Annual General Meeting.

### Accounting policies

This interim report has been prepared in accordance with IAS 34 Interim Financial Reporting and RR 31 Consolidated Interim Financial Reporting. The accounting policies that have been applied are in agreement with the accounting policies used in the preparation of the company's latest annual report.

The following is a brief description of the accounting policies that are of central importance to the preparation of Investor's financial reports.

#### Accounting and valuation of holdings

**Subsidiaries**
Companies that are defined as subsidiaries are consolidated in accordance with the purchase method according to IAS 27 and IFRS 3.

**Associated companies**
Investor's main rule is that associated companies are reported as financial instruments, at fair value, in accordance with IAS 39 and IAS 28, paragraph 1. Associated companies in the Operating Investments business area are reported in accordance with the equity method since Investor is involved in the companies' business activities to a larger extent than in holdings in other business areas.

**Holdings reported within several business areas**

In cases when a holding is reported in several business areas, and the measurement and accounting principles differ, the valuation method applied to the relatively largest share of the holding is also used in the other business areas.

**Other holdings**

All other holdings are reported and valued as financial instruments in accordance with IAS 39. See also below.

**Financial instruments**

**Equity-related investments**

In accordance with IAS 39, equity-related investments are reported at fair value through profit and loss. Equity-related investments are valued as follows:

***Listed holdings***

Listed holdings are valued on the basis of their share price (purchase price, if there is one quoted) on the closing date.

***Unlisted holdings***

Unlisted holdings are valued on the basis of the "International Private Equity and Venture Capital Valuation Guidelines" prepared and published jointly by the venture capital organizations EVCA, BVCA and AFIC.

For directly owned holdings (i.e. those owned directly by a company in the Investor Group), an overall evaluation is made to determine the valuation method that is appropriate for each specific holding. It is first taken into account whether a recent financing round or "arms length" transaction has been made, after which a valuation is made by applying relevant multiples to the holding's key ratios (for example, EBITDA), derived from a relevant sample of comparable companies, with deduction for individually determined adjustments as a consequence of, for example, the size difference between the company being valued and the sample of comparable companies. An assessment is then made of the above-mentioned methods to determine the one that best reflects the market value of the holding, and the holding is then valued according to that method. In those cases when other valuation methods better reflect the fair value of a holding, this value is used, which means that certain holdings are valued with methods other than the ones described above.

***Fund holdings***

Holdings in funds are valued at Investor AB's share of the value that the fund manager reports for all holdings in the fund and is normally updated when a new valuation is received. If Investor AB's assessment is that the fund manager's valuation does not sufficiently take into account factors that affect the value of the underlying holdings, or if the valuation is considered to deviate considerably from IFRS principles, the value is adjusted.

**Liabilities**

Investor AB uses derivatives to control the exposure of the debt portfolio against fluctuations in exchange rates and interest rates. Hedge accounting is applied to reflect this in the consolidated accounts in cases when a derivative and the underlying loan qualify for this in accordance with IAS 39. When loans and derivatives do not qualify for hedge accounting, loans are valued at the amortized cost and derivatives are reported at fair value through profit and loss.

**Other financial instruments**

Derivatives and short-term investments are reported at fair value through profit and loss.

Financial instruments other than those noted above are reported at the amortized cost.

**Property, plant and equipment**

In accordance with alternatives in IAS 16, Investor AB's real estate properties are reported at fair value.

For property, plant and equipment, depreciation is based on the components in which the acquisition value is distributed over the components and depreciation is based on the useful life of each.

**Share-based payment**

Investor's employee stock option programs and share programs are reported in accordance with the regulations in IFRS 2 for share-based payments that are equity settled. A value for the program is estimated on the grant date which then comprises the basis for the cost that is distributed over the vesting period of the programs. Provisions for social security costs are reported on a continuous basis in accordance with URA 46 and are thus distributed in the same way as the cost for employee stock option and share programs.

**Taxes**

The valuation of assets and liabilities at fair value results in temporary differences when the fair value differs from the tax value. In accordance with IAS 12, a deferred tax liability, or deferred tax receivable, is recognized for temporary differences.

Deferred tax receivables resulting from temporary differences, or due to loss carry-forwards, are recognized only to the extent to which it is probable that it can be realized against taxable profits within the near future.

**Other**

**Changes in value**

For items that were held in the balance sheet at the beginning and at the close of the period, the value change consists of the difference in value between these two dates. For items in the balance sheet that were realized during the period, the value change consists of the difference between the proceeds received and the value at the beginning of the period. For items in the balance sheet that were acquired during the period, the value change consists of the difference between the value at the close of the period and the acquisition cost.

## Financial calendar 2007

| | |
|---|---|
| March 27 | Annual General Meeting in Stockholm |
| April 17 | Interim Report, January-March |
| July 11 | Interim Report, January-June |
| October 11 | Interim Report, January-September |

Stockholm, January 18, 2007

Börje Ekholm
***President and Chief Executive Officer***

## For more information:

- Lars Wedenborn, Chief Financial Officer: +46 8 614 2141, +46 73 524 2141 lars.wedenborn@investorab.com
- Fredrik Lindgren, Vice President, Corporate Communications: +46 8 614 2031, +46 73 524 2031 fredrik.lindgren@investorab.com
- Oscar Stege Unger, Vice President, Investor Relations: +46 8 614 2059, +46 70 624 2059 oscar.stege.unger@investorab.com

- **Address:**
Investor AB (publ) (Org. No. 556013-8298)
SE-103 32 Stockholm, Sweden
Visiting address: Arsenalsgatan 8C
Phone: +46 8 614 2000
Fax: + 46 8 614 2150
info@investorab.com
- **Ticker codes:**
INVEB SS in Bloomberg
INVEb.ST in Reuters
W:ISBF in Datastream

## Review Report

### Introduction

We have reviewed Investor AB's Year-end Report for 2006. The Board of Directors and the President are responsible for the preparation and presentation of this interim report in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this interim report based on our review.

### Focus and scope of the review

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, "Review of Interim Financial Information Performed by the Independent Auditors of the Entity", issued by FAR. A review consists of making inquiries, primarily to persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review has a different focus and is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden RS and other generally accepted auditing practices in Sweden. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed on the basis of a review does not give the same level of assurance as a conclusion expressed on the basis of an audit.

### Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the Year-end Report is not, in all material respects, prepared in accordance with IAS 34 and the Annual Accounts Act.

Stockholm, January 18, 2007

KPMG Bohlins AB Ernst & Young AB

| | |
|---|---|
| Carl Lindgren<br>***Authorized Public Accountant*** | Jan Birgerson<br>***Authorized Public Accountant*** |

*This year-end report and other information are available on www.investorab.com*

# Consolidated Income Statement

| SEK m. | 2006 1/1-12/31 | 2005 1/1-12/31 | 2006 10/1-12/31 | 2005 10/1-12/31 |
|---|---|---|---|---|
| **Investing activities** | | | | |
| Dividends | 3 171 | 2 415 | 65 | 25 |
| Changes in value | 28 106 | 43 663 | 11 406 | 12 850 |
| Operating costs | -413 | -414 | -103 | -104 |
| **Net profit/loss - Investing activities** | **30 864** | **45 664** | **11 368** | **12 771** |
| **Operating investments** | | | | |
| Net sales | 699 | 659 | 195 | 165 |
| Cost of services sold | -693 | -714 | -207 | -195 |
| Operating costs | -51 | -8 | -28 | -3 |
| Share of income of associated companies | -1 872 | -1 508 | -640 | -354 |
| **Net profit/loss - Operating investments** | **-1 917** | **-1 571** | **-680** | **-387** |
| Groupwide operating costs | -57 | -53 | -8 | -26 |
| Cost of long-term incentive programs | -55 | -73 | -26 | -32 |
| **Operating profit/loss** | **28 835** | **43 967** | **10 654** | **12 326** |
| Net financial items | -20 | 1 | 121 | 128 |
| **Profit/loss before tax** | **28 815** | **43 968** | **10 775** | **12 454** |
| Taxes | -329 | -110 | -198 | -157 |
| **Profit/loss for the period** | **28 486** | **43 858** | **10 577** | **12 297** |

| | | | | |
|---|---|---|---|---|
| ***Attributable to:*** | | | | |
| Equity holders of the Parent | 28 468 | 43 842 | 10 571 | 12 298 |
| Minority interest | 18 | 16 | 6 | -1 |
| **Profit/loss for the period** | **28 486** | **43 858** | **10 577** | **12 297** |
| **Basic earnings per share, SEK** | **37.13** | **57.15** | **13.79** | **16.03** |
| **Diluted earnings per share, SEK** | **37.03** | **57.02** | **13.75** | **15.99** |

# Segment reporting

**PERFORMANCE BY BUSINESS AREA 1/1-12/31 2006**

| SEK m. | Core Investments | Private Equity Investments | Operating Investments | Financial Investments | Investor groupwide | Total |
|---|---|---|---|---|---|---|
| Dividends | 2 852 | 285 | | 34 | | 3 171 |
| Changes in value | 27 260 | 583 | | 263 [1] | | 28 106 |
| Other revenues and expenses | | | 6 [2] | | | 6 |
| Operating costs | -170 | -204 | -51 | -39 | -57 | -521 |
| Cost of long-term incentive programs | | | | | -55 | -55 |
| Shares of income of associated companies | | | -1 872 | | | -1 872 |
| **Operating profit/loss** | **29 942** | **664** | **-1 917** | **258** | **-112** | **28 835** |
| Net financial items | | | | | -20 | -20 |
| Tax | | | | | -329 | -329 |
| **Net profit/loss for the period** | **29 942** | **664** | **-1 917** | **258** | **-461** | **28 486** |
| Other (currency, etc.) | | | -193 | | -233 | -426 |
| Dividends paid | | | | | -2 685 | -2 685 |
| **Effect on net asset value** | **29 942** | **664** | **-2 110** | **258** | **-3 379** | **25 375** |
| **Net asset value by business area 12/31 2006** | | | | | | |
| Carrying amount | 135 274 | 15 181 | 5 981 | 3 008 | -540 | 158 904 |
| Net debt | | | | | 416 | 416 |
| **Total net asset value** | **135 274** | **15 181** | **5 981** | **3 008** | **-124** | **159 320** |

**PERFORMANCE BY BUSINESS AREA 1/1-12/31 2005**

| SEK m. | Core Investments | Private Equity Investments | Operating Investments | Financial Investments | Investor groupwide | Total |
|---|---|---|---|---|---|---|
| Dividends | 2 163 | 188 | | 64 | | 2 415 |
| Changes in value | 37 424 | 6 053 | | 186 [1] | | 43 663 |
| Other revenues and expenses | | | -55 [2] | | | -55 |
| Operating costs | -160 | -219 | -8 | -35 | -53 | -475 |
| Cost of long-term incentive programs | | | | | -73 | -73 |
| Shares of income of associated companies | | | -1 508 | | | -1 508 |
| **Operating profit/loss** | **39 427** | **6 022** | **-1 571** | **215** | **-126** | **43 967** |
| Net financial items | | | | | 1 | 1 |
| Tax | | | | | -110 | -110 |
| **Net profit/loss for the period** | **39 427** | **6 022** | **-1 571** | **215** | **-235** | **43 858** |
| Other (currency, etc.) | | | | | -38 | -38 |
| Dividends paid | | | | | -1 726 | -1 726 |
| **Effect on net asset value** | **39 427** | **6 022** | **-1 571** | **215** | **-1 999** | **42 094** |
| **Net asset value by business area 12/31 2005** | | | | | | |
| Carrying amount | 115 419 | 15 478 | 2 522 | 1 380 | -631 | 134 168 |
| Net debt | | | | | -223 | -223 |
| **Total net asset value** | **115 419** | **15 478** | **2 522** | **1 380** | **-854** | **133 945** |

[1] Changes in value include sales referring to active portfolio management amounting to SEK 28 158 m. (22 674).

[2] Other revenues and expenses include net sales in the amount of SEK 699 m. (659) which refer primarily to The Grand Group and EQT Partners.